FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A

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EXHIBIT
INDEX

A. Attached hereto as Exhibit A is the Registrant's Press Release dated February 24, 2003 announcing the commencement of an exchange offer relating to its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003.

B. Attached hereto as Exhibit B is the Registrant's Offering Memorandum and Letter of Transmittal each dated February 24, 2003, relating to the New Offer to Exchange (the "New Offer") Step-Up Notes due December 15, 2009 and/or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language offering memorandum relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent New Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on February 25, 2003 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent New Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Offering Memorandum and Letter of Transmittal attached hereto are being furnished, and reference to the offering memoranda relating to the Non-U.S. Concurrent New Offer is being made, solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO RIO DE LA PLATA S.A.


                                        By: /s/ Sergio G. Lew
                                            -------------------------------
                                            Name:    Sergio G. Lew
                                            Title:   International Funding Head


                                        By: /s/  Marcelo Castro
                                            -------------------------------
                                            Name:    Marcelo Castro
                                            Title:   Treasury Manager

Date: February 26, 2003

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